82-3361

Pernod Ricard

RECEIVED

2004 AUG -9 P 12:59

OFFICE OF

04036084

July 29th, 2004

AP/LF/294.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
AUG 09 2004
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 3 pages

dw 8/9

Pernod Ricard

PRESS RELEASE

Paris, France **29 July 2004**

2004 1st half-year consolidated sales results

- **6% Wine & Spirits organic sales growth**
- **Continued dynamism in Asia and the Americas**

Wine & Spirits Sales

Wine & Spirits sales (excluding duties and taxes) at 30 June 2004 amounted to € 1,528 million compared to € 1,496 million for the first half of last year, rising 6% on an organic growth basis, which takes into account the impact of foreign exchange (- 3.2%) and changes in Group structure (- 0.7%) arising from the disposal of Busnel and Crus et Domaines in France.

2004 2nd quarter alone sales increased to € 824 million from € 783 million over the same period last year, accelerating organic growth to 6.5%, following a 5.4% for the 1st quarter of 2004.

The Group's 12 key brands posted a 4% increase in sales volume during the 1st half of 2004, due mainly to the growth of premium brands: Jameson, Chivas Regal, Wild Turkey, The Glenlivet, Martell, Havana Club.

Asia and Rest of World: remarkable expansion
This region once again posted excellent sales results with value rising by 13.1%, driven by Chivas Regal, Royal Salute, Martell Cordon Bleu and Martell XO in Chinese Asia, Royal Stag a local whisky brand in India and Chivas Regal, Jacob's Creek and Wild Turkey Cola in Australia.

Continued strong growth in the Americas
Organic sales growth of 7.8% reflects both the good performance achieved in North America and some recovery in Central and South America.
In North America, the whole portfolio of spirits brands reported growth however this was off set by a sharp decline in "Ready to Drink" products.
In South and Central America, sales increased in the 2nd quarter, compared to a 1st quarter that was stable, due to growth in Brazil, Argentina and Central America.

Europe (excluding France): return to growth
After a stable 1st quarter in 2004 (0.1% organic sales decrease), the 2nd quarter of 2004 grew by (+5.7%), resulting in a 3% growth for the full half-year. Sales grew particularly in Germany, Greece, the United Kingdom and Ireland, with market conditions being tighter in Spain and Poland remaining difficult.

France: contrasted situation
In a market in downturn, sales for the 2nd quarter fell slightly (-0.5%), resulting in 2004 1st half-year organic sales growth of 1.6%.
Ricard fell by 4% and Pastis 51 by 5%, in line with the anis market. On the other hand, there were good performances by Havana Club (+15%), Wyborowa (+14%), as well as Chivas Regal (+15%), Jameson (+6%) and Clan Campbell (+2%) in a stable market for whisky.

Group Sales

Consolidated sales for the 1st half of 2004 increased to € 1,573 million from € 1,557 million for the same period last year. Non-Wine & Spirits business sales now represent only 2.8% of Group sales.

2004 Full Year Outlook

The good level of business and the success of premium brands is in line with our expectations. They confirm our guidance for organic growth, which excludes currency and structure effects, in Wine & Spirits operating profit of at least 7% for 2004.

Shareholders' Agenda

Thursday 23 September 2004: Publication of 2004 1st half-year consolidated financial results

For more information, please contact:

Francisco de la VEGA, Communications VP,	*Tel: +33 (0)1 41 00 40 96*
Patrick de BORREDON, Investor Relations VP,	*Tel: +33 (0)1 41 00 41 71*
Florence TARON, Press Relations Manager,	*Tel: +33 (0)1 41 00 40 88*

or visit our web site at [www.pernod-ricard.com]

Appendices

Sales split as at 30 June 2004 (€ millions)

(M Euros)	06/30/2003		06/30/2004		Change		Organic growth		Forex Impact		Perimeter impact	
Total Wine & Spirits	1 496,1	96%	1 528,0	97%	31,9	2,1%	89,1	6,0%	-47,1	-3,2%	-10,1	-0,7%
Total Other Business	60,7	4%	44,9	3%	-15,8	-26,0%	-3,6	-5,9%	0,0	0,0%	-12,2	-20,0%
Total Group	**1 556,8**	**100%**	**1 572,9**	**100%**	**16,1**	**1,0%**	**85,5**	**5,5%**	**-47,1**	**-3,0%**	**-22,3**	**-1,4%**

Wine & Spirits sales split as at 30 June 2004 (€ millions)

(M Euros)	06/30/2003		06/30/2004		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	268,4	18%	269,9	18%	1,5	0,6%	4,4	1,6%	0,0	0,0%	-2,9	-1,1%
Wine & Spirits Europe	578,4	39%	585,5	38%	7,1	1,2%	17,3	3,0%	-4,0	-0,7%	-6,2	-1,1%
Wine & Spirits Americas	333,7	22%	324,6	21%	-9,1	-2,7%	26,0	7,8%	-34,5	-10,3%	-0,5	-0,2%
Wine & Spirits ROW	315,6	21%	347,9	23%	32,3	10,2%	41,5	13,1%	-8,6	-2,7%	-0,5	-0,2%
Total Wine & Spirits	**1 496,1**	**100%**	**1 528,0**	**100%**	**31,9**	**2,1%**	**89,1**	**6,0%**	**-47,1**	**-3,2%**	**-10,1**	**-0,7%**

Growth by key brands as at 30 June 2004

Volumes 2004/2003	S 1	MAT
Jameson	+12%	+10%
Chivas Regal	+11%	+9%
Wild Turkey	+11%	+5%
The Glenlivet	+11%	+9%
Martell	+8%	+8%
Havana Club	+8%	+13%
Jacob's Creek	+8%	+12%
Seagram Gin	+3%	+3%
Clan Campbell	+3%	0%
Amaro Ramazzotti	0%	+1%
Ricard	-3%	-2%
Pastis 51	-4%	-2%
12 Key Brands	**+4%**	**+5%**
Spirits	**+2%**	**+3%**
Branded wine	**+3%**	**+8%**

Forex impact Wine & Spirits

		Change	Forex impact M€	Forex impact %
US Dollar US and ass.	USD	-11%	(38,7)	82%
Bolivar Venezuela	VEB	-22%	(3,4)	7%
Indian Roupie	INR	-5%	(1,7)	4%
Thai Bath	THB	-4%	(1,9)	4%
Australian Dollar	AUD	8%	5,5	-12%
Sterling Pound	GBP	2%	2,3	-5%
Other Currencies			(9,3)	20%
Total			**(47,1)**	**100%**

As said at the shareholders'meeting, US dollar represents around 50% of the forex impact
1% USD decline ≅ 3M€ on the published operating profit